August 31, 2018

Marc Olin
Chief Financial Officer
Electronics For Imaging, Inc.
6750 Dumbarton Circle
Fremont, CA 94555

       Re: Electronics For Imaging, Inc.
           Form 10-Q for the Quarterly Period Ended March 31, 2018 Filed May 9, 2018
           File No. 0-18805

Dear Mr. Olin:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Information
Technologies
                                                          and Services